CONNECTICUT OFFICE

TORONTO OFFICE:

PO Box 577

Bay Adelaide Centre, East Tower

U.S.A.   06784

22 Adelaide Street West, Suite 3400

Sherman, CT

Toronto, Ontario M5H 4E3 Canada

U.S.A.   06784

Toll Free (844) 364-1830

investors@tangoldcorp.com

 www.tangoldcorp.com

Tanzanian Gold Confirms that Buckreef Zone Still Open to N.E.

Intercept of 31.0m @ 2.5 g/t; including 1.0m @ 11.9 g/t and 1.0m @ 15.5 g/t Au

FOR IMMEDIATE RELEASE   October 11, 2019

TORONTO, October 11, 2019 (GLOBE NEWSWIRE) -- Tanzanian Gold Corporation’s, (TSX:TNX) (NYSE American:TRX) (the “Company’s”) Board of Directors is pleased to announce further assay results from its ongoing Phase II drill program at its Buckreef Project to define potential mineralized zones below the open pit as reported and published in the June 2018 Pre-Feasibility National Instrument 43-101 Technical Report, and to extend the mineralization to the Northeast.

The significant intercepts reported today are outside the open pit on the last grid line and indicate that the Buckreef Mineralized Zone is still open to the Northeast.

•

Hole L25-1 intersected 42.0 m of gold mineralization grading @ 2.0 g/t Au from

649 including

▪

31.0 m grading @ 2.5 g/t Au from 650m including:

▪

3.0m grading @ 2.32 g/t Au from 650m

▪

6.0m grading @ 2.0 g/t Au from 654m

▪

2.0m grading @ 6.9 g/t Au from 662m including

▪

1.0m grading  @ 11.9 g/t Au at 663m

▪

7.0m grading @ 4.0 g/t Au from 668m including

▪

1.0m grading @ 15.5 g/t Au at 670m

▪

2.0m grading @ 4.4 g/t Au from 679m including

▪

1.0m grading @ 6.8 g/t Au at 680

▪

4.0m grading @ 1.6 g/t Au from 687 m

The intersections reported here are a down-hole length and may not represent true width but the true width is estimated to be 50 – 60%.

Mr. Jim Sinclair, Chairman (TRX) commented, “We are pleased with these results as they have confirmed our prior belief that the Buckreef Mineralized Zone is still open to the Northeast. Once we complete the last stage of Phase II that is currently targeting the high grade core below the open pit bottom we will be coming back  to the Northeast Extension to test how far the Buckreef Mineralized Zone extends beyond hole L 25-1".

Sample Protocol QA/QC

The sample chain of custody is managed by the Buckreef technical team under the supervision of Anthony Minde. Gold analyses reported in this release were performed by standard fire assay using a 50-gram charge with atomic absorption finish (0.01ppm LLD) and a gravimetric finish for assays greater than 10 grams per tonne. All assays were performed by Nesch Mintech Laboratory in Mwanza. Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program includes duplicate samples, blanks and analytical standards.

Intervals of core to be analyzed are split in half with a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Nesch Mintech Laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release. Mr. Zizhou has a Master of Science (Exploration Geology) degree from the  University of Zimbabwe (2000) and is a registered professional natural scientist with SACNASP (Reg. No. 400028/08).

Respectfully Submitted,

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations,

m.martin@tangoldcorp.com.com, 860-248-0999,

or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements”  within  the  meaning  of  the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.